Exhibit (k)(12)
CONFIDENTIALITY AND NON-COMPETITION AGREEMENT
     THIS AGREEMENT, effective as of the date of the consummation of the initial public offering of common stock by Main Street Capital Corporation (the “Effective Date”), is between Main Street Capital Corporation, a Maryland corporation (the “Company”), and Vincent D. Foster, a resident of Harris County, Texas (the “Executive”).
     1. Consideration. The Company promises to provide the Executive with the Company’s trade secrets and other confidential information, along with personal contacts, that are of critical importance in securing and maintaining business prospects, in retaining the accounts and goodwill of present customers and protecting the business of the Company. The Executive, therefore, agrees that in exchange for the Company’s promise to provide trade secrets and other confidential information and other good and valuable consideration, the Executive agrees to the non-competition and confidentiality obligations and covenants outlined in this agreement and acknowledges that absent his agreement to these obligations and covenants, the Company will not now provide and will not continue to provide him with trade secrets and other confidential information.
     2. Restrictive Covenants.
     (a) Covenant not to Compete. The parties hereto recognize that the Executive is retained by the Company as part of a professional, management and executive staff of the Company whose duties include the formulation and execution of management policy. Therefore, the Executive hereby agrees that during the term of his employment hereunder and for a period of 18 months after the Executive’s termination of employment from the company (the “Non-Compete Period”), he shall not act or engage in material competition with the activities of or plans of the Company as they exist up to the time of the Executive’s termination of employment. “Material competition” by the Executive shall mean the direct or indirect involvement by the Executive in any business or investment activity involving specialty investment focused on providing financing solutions to lower middle market companies having annual revenues between $2 million to $100 million within the United States, including, but not limited to, involvement as an employee, consultant, advisor, agent, shareholder, independent contractor, investor, partner, member, owner or otherwise specifically including acting as an investment advisor to individuals or entities other than those affiliated with the Company that are involved in such activities; provided, however, that the Executive shall be permitted to acquire a passive stock interest in such a business provided the stock acquired is publicly traded and is not more than 2% of the outstanding interest in such business. For purposes of this Section 2, “Company” includes the Company and any Affiliate. An “Affiliate” of an entity is a person that directly or indirectly controls, is under the control of or is under common control with such entity.
          The Executive understands that the provisions of Section 2 hereof may limit his ability to earn a livelihood in a business similar to the business in which he is involved, but as a member of the management group of the Company he nevertheless agrees and hereby acknowledges that (i) such provisions do not impose a greater restraint than is necessary to protect the goodwill, trade secrets or other business interests of the Company; and (ii) such provisions contain reasonable limitations as to time, scope of activity, and geographical area to be restrained. In consideration of the foregoing and in light of the Executive’s education, skills and abilities, the Executive agrees that he will not assert that, and it should not be considered that, any provisions of Section 2 otherwise are void, voidable or unenforceable or should be voided or held unenforceable.
     If, at the time of enforcement of Section 2 of this Agreement, a court shall hold that the period, scope, or area restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area and that the court shall revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. In the event of an alleged breach or violation by the Executive of this Section 2, the applicable Non-Compete Period set forth in this Section shall be tolled until such breach or violation has been cured.
     (b) Confidential Information; Copyrightable Material. The Executive acknowledges that in the course of his employment by the Company he shall receive and access certain trade secrets, management methods, financial and accounting data (including, but not limited to, reports, studies, analyses, spreadsheets and other materials and information), operating techniques, prospective acquisitions, employee lists, training manuals and procedures, personnel evaluation procedures, and other confidential information and knowledge concerning the business of the Company and its Affiliates (hereinafter collectively referred to as “Confidential Information”) which the Company desires to protect. The Executive understands that the Confidential Information is confidential and he agrees not to reveal the Confidential Information to anyone outside the Company so long as the confidential or secret nature of the Confidential Information shall continue, except as required by law or legal process. The Executive further agrees that he will at no time use the Confidential Information in competing with, or to assist any other person or entity in competing with, the Company. Upon termination of this Agreement, the Executive shall surrender to the Company all papers, documents, writings and other property produced by him or coming into his possession by or through his employment or relating to the Confidential Information and the Executive agrees that all such materials will at all times remain the property of the Company. The Executive acknowledges that all materials and other copyrightable works and subject matter (regardless of whether or not constituting “Confidential Information”) produced by the Executive within the scope of his employment (regardless of whether or not denoted as copyrighted material) shall be deemed “works made for hire” and shall be owned by and proprietary to the Company and may not be used or reproduced in whole or in part without the Company’s prior written consent.
     (c) Non-Solicitation Period. During the 18-month period following the Executive’s termination of employment for any reason, the Executive will not without the

Company’s Board of Directors’ consent, which may be withheld for any or no reason, solicit, induce or influence, or seek to induce or influence, directly or indirectly, any person who currently is, or from time to time may be, engaged in or employed by the Company (as an officer, director, employee, agent or independent contractor) in any managerial or executive or technical position to terminate his or her employment or engagement by the Company. During the Non-Solicitation Period, the Executive will also not solicit any person for any reason, other than the direct benefit of the Company, who is an executive, officer or owner of any portfolio company, who is an investor or limited partner in any private investment funds affiliated with Main Street Capital Partners, LLC (“MSCP Affiliates”), or who is a co-investor in investments with the company or MSCP Affiliates.
     3. Remedies. The parties recognize that the services to be rendered under this Agreement by the Executive are special, unique, and of extraordinary character, and that in the event of the breach by the Executive of the covenants contained in Section 2 hereof, the Company may suffer irreparable harm as a result. The parties therefore agree that, in the event of any breach or threatened breach of any of such covenants, the Company shall be entitled to specific performance or injunctive relief, or both, and may, in addition to and not in lieu of any claim or proceeding for damages, institute and prosecute proceedings in any court of competent jurisdiction to enforce through injunctive relief such covenants. In addition, the Company may, if it so elects, suspend (if applicable) any payments due to the Executive pending any such breach and offset against any future payments the amount of the Company’s damages arising from any such breach. The Executive agrees to waive and hereby waives any requirement for the Company to secure any bond in connection with the obtaining of such injunction or other equitable relief.
     4. Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed to have been delivered on the date personally delivered or three business days after the date mailed, postage prepaid, by certified mail, return receipt requested, or when sent by electronic means or facsimile and receipt is confirmed, if addressed to the respective parties as follows:

If to the Executive:	Vincent D. Foster
675 Strey Lane
Houston, TX 77024

If to the Company:	Main Street Capital Corporation
1300 Post Oak Blvd., Suite 800
Houston, TX 77056
Attn: Chairman, Compensation Committee
of the Board of Directors
Either party hereto may designate a different address by providing written notice of such new address to the other party hereto.

     5. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
     6. Complete Agreement. This Agreement represents the entire agreement between the parties concerning the subject hereof and supersedes all prior agreements and arrangements between the parties concerning the subject matter hereof.
     7. Governing Law; Venue. A substantial portion of the Executive’s duties under this Agreement shall be performed at the Company’s corporate headquarters in Houston, Texas, and this Agreement has been substantially negotiated and is being executed and delivered in the State of Texas. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Texas. Any suit, claim or proceeding arising under or in connection with this Agreement or the employment relationship evidenced hereby must be brought, if at all, in a state district court in Harris County, Texas or federal district court in the Southern District of Texas, Houston Division. Each party submits to the jurisdiction of such courts and agrees not to raise any objection to such jurisdiction or venue.
     8. Counterparts. This Agreement may be executed in multiple original counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

Main Street Capital Corporation
By:
Chairman, Compensation Committee of
the Board of Directors

Vincent D. Foster

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